FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 5th, 2013, regarding its financial results for the fourth quarter and the year ended December 31, 2012.

Santiago, Chile, February 5th, 2013, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and year end 2012.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc. Use under License.

2012 Results: 4th Quarter and Year End

‘Positive Year, Encouraging Future’

HIGHLIGHTS

•             Capital Increase: As of Jan. 31, 2013, out of a total equity offering of Ch$250 billion, BCH had raised Ch$160 billion in the first Preemptive Rights Offering Period and Ch$49 billion in the second stage that is still in progress.

•             By the end of 2012, BCH ranked first in net income and profitability by posting earnings of Ch$466 billion and ROAE of 23% for the full year.

•             The market has rewarded BCH’s performance. The stock total return was 16% in 2012 and BCH’s Market Cap reached US$14.5 Bn, the greatest in the industry.

Pablo Granifo (Chairman): ‘Our Capital Increase is being carried out successfully. As originally thought, in the first preemptive rights offering period the subscription ratio was 94%. All in all, in this stage we raised ~Ch$160 billion related to 2.5 million Chile-T shares. We believe this is good news as it reflects the confidence of our shareholders in our management, business strategy and financial outlook. The second preemptive rights period — options linked to shares pledged to the Central Bank — is in progress and we expect a good response from investors, based on the appetite they demonstrated during the auction of LQIF’s preemptive rights on BCH via SM-Chile by boosting five-fold the demand for shares. Most importantly, the fundamentals of this equity offering are taking shape. We have already improved our capital adequacy and we are confident that it will allow us to extend the successful operation of 2012 over the next three years, as long as the positive outlook for the local economy comes true’.

Arturo Tagle (CEO): ‘We have finished a successful year, plenty of challenges and achievements for us. We ended the year as number one in net income and profitability by posting earnings of Ch$466 billion and a ROAE of 23%. This is a remarkable accomplishment because we were able to deal with a low inflation and a competitive environment that turned especially hard into the wholesale segment. Hence, as we planned, we penetrated the retail segment successfully by gaining 0.8% market share in residential mortgage loans in 2012 and expanding our customer base by 4% YoY in individuals and SMEs. Similarly, thanks to our customer loyalty programs we added roughly 200,000 new credit card clients and gained market share in credit card purchases. From the operational point of view, in 2012 we undertook diverse process and system developments that translated into higher efficiencies and capabilities that aim to improve our service quality in the mid-term. Though these projects did not lack of difficulties, we were able to overcome them successfully, reflecting our resilience and core strengths, which should enable us to make profitable the capital increase we are executing’.

Pedro Samhan (CFO): ‘2012 was a dynamic year that compelled us to do our best in coping with low inflation, commercial actions from competitors, operational developments and a new capital increase. The positive side of the story is that our decisions were effective. On the one hand, the diverse system and process improvements enabled us to maintain an outperforming cost control. On the other hand, our financial performance was affirmed by the one-notch upgrade we received in June 2012 from S&P. An ‘A+’ credit rating was very useful in the efforts for diversifying our funding and accessing new debt markets such as USA — via a Commercial Papers shelf registration - Hong Kong and Peru. In all of these actions - upheld by our condition as the safest private bank in LatAm - we were the pioneer in Chile within the banking industry:

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except %)	2011	2012	% Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	890,274	1,012,721	13.8%
Net Fees and Commissions	308,773	307,257	(0.5)%
Other operating income	24,735	22,061	(10.8)%
Total Operating Revenues	1,223,782	1,342,039	9.7%
Provisions for loan losses	(124,840)	(188,190)	50.7%
Operating expenses	(613,848)	(633,819)	3.3%
Net income (3)	428,805	465,850	8.6%
Earnings per Share (6)
Net income per share (Ch$)	4.93	5.29	7.3%
Book value per share (Ch$)	20.00	22.80	14.0%
Shares Outstanding (Millions)	86,943	88,038	1.3%
Balance Sheet (Millions of Ch$)
Loans to customers	17,377,793	18,761,765	8.0%
Total assets	21,740,947	23,261,066	7.0%
Equity	1,739,175	2,007,059	15.4%
Profitability Ratios
Return on average assets (ROAA)	2.1%	2.1%	(3	)bp
Return on average equity (ROAE)(4)	23.9%	23.2%	(71	)bp
Net Financial Margin(5)	5.0%	4.9%	(7	)bp
Efficiency ratio	50.2%	47.2%	(293	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.0%	1.0%	(6	)bp
Allowances / Total loans	2.2%	2.3%	+7	bp
Allowances / Total Past Due	2.15	x	2.35x	+0.20	x
Provisions / Avg. Loans	0.8%	1.0%	+25	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Cap / RWA)	12.9%	13.2%	+31	bp
Tier I Ratio (Capital / RWA)	8.9%	9.7%	+81	bp

(1) See pages 13 to 16.

(2) Net interest income, foreign exchange transactions and net financial operating income.

(3) Net Income attributable to Bank’s owners (adjusted by minority interest).

(4) ROAE excludes provisions for minimum dividends.

(5) Net financial income divided by average interest earning assets.

(6) ‘Chile-T’ series has not been considered for calculation. As of Dec. 31, 2012, 1,861,179,156 Chile-T shares had been subscribed.

Business Environment

Chilean Economy

•                  Economic activity grew 5.6% in the 4Q12, maintaining the dynamism shown over the last two quarters and resulting in an annual GDP expansion of 5.5%. As a consequence, Chile ranked second in GDP growth within Latin America.

•                  During the quarter, macroeconomic fundamentals kept a solid pace.  Accordingly, the aggregate demand continued to grow supported by low unemployment rates (6.1% as of Dec.), rising real wages and a solid credit expansion that has been backed by optimism regarding the outlook for the local economy.

•                  The above elements have also been associated with a positive performance of sectors such as commerce, services and construction, which have pulled the economic activity and more than offset the effects of a weak external scenario.

•                  As for inflation, despite the positive evolution in private consumption, CPI ended 2012 with an expansion of only 1.5% YoY, below market expectations and the lowest figure since the deflation of 2009. This moderate increase was mainly due to lower oil and energy prices. Nevertheless, expectation surveys address that CPI should return to mid-term levels of about 3.0% in 2013.

•                  In terms of monetary policy, during 2012 the Central Bank maintained the monetary policy rate unchanged at 5.0%, in line with low inflationary pressures, a solid trend in GDP and an external scenario that remains uncertain. In this regard, the market does not expect significant changes during 2013.

KEY FIGURES

GDP & Aggregate Demand

(12 months % change)

Inflation & Monetary Policy Rate

(12m % change and %)

Local Banking Industry

•                  After a moderate slowdown in the 3Q12, the banking system recovered the loan growth by recording a 3.6% QoQ expansion in the 4Q12, though inflation explains an important part of this rise.

•                 As a result, total loans (Ex — Corpbanca Colombia) posted a 12.4% YoY growth in 2012, which is explained by YoY increases of 13.2%, 11.8% and 10.9% in commercial, consumer and residential mortgage loans, respectively. Therefore, reflecting the positive macroeconomic environment, the industry maintains double-digit growth rates.

•                  As for results, in the 4Q12 the industry’ net income posted Ch$495 billion, which represents a 22.1% increase as compared to the 4Q11. This figure was fostered by greater operating revenues that more than offset the rise in loan loss provisions and operating expenses.

•                  Given the above, the industry accumulated a net income of Ch$1,629 billion in 2012, which entails a 4.8% YoY drop that was mainly explained by a 27.5% YoY increase in loan loss provisions, due to a riskier credit scenario, as well as a one-off effect associated with the adjustment of provisioning models by an important player of the industry. Into a lesser extent, the decrease in net income had also to do with operating expenses that climbed by 11.0% YoY.

•                  The aforementioned was - to some extent - offset by operating revenues that went up by 8.4% YoY, prompted by a positive trend in loan balances, though negatively affected by lower inflation.

•                  In terms of profitability, due to lower net income and an enlarged capital base, the industry posted a ROAE of 14.9% in 2012, which represents a YoY shrink of 280 bp.

KEY FIGURES

Industry’s Loan Nominal Growth*

(%)

Industry’s Net Income & ROAE

(Ch$ Bn. and %)

Banco de Chile

Net Income: 2012 — Year End

Despite inflation was lower than expected, we reached a net income of Ch$466 billion in 2012. This figure outperformed last year’s figure by 8.6% and embodies a historical record for us. The main forces behind this performance are, as follows:

•                 Total loans that grew especially in more profitable segments (individuals and SMEs), along with a slight rise in spreads.

•                  Greater balances of current accounts and demand deposits together with slightly higher nominal interest rates.

•                  Lower income tax due to tax benefits associated with our deferred taxes as a result of the rise in the Chilean corporate tax rate.

•                  Greater results in trading of fixed-income and derivative securities by taking advantage of convenient market conditions.

The above was partly offset by:

•                  Inflation that remained below the Central Bank’s mid-term goal and also beneath the variation recorded in 2011.

•                  A flattened yield curve in 2012 as compared to 2011, which reduced the chances for gapping.

•                  Greater loan loss provisions in 2012 as a result of the loan book expansion — especially in retail — and a moderate deterioration in credit quality across the industry.

•                  Fees and commissions that posted a tiny drop but continue to be a stable source of revenues, especially in core business items that permitted us to offset lower fees from specialized services.

Our growth in net income allowed us to remain at the top of the industry in terms of earnings — with a 28.6% market share in 2012 — and the most profitable bank in Chile by recording a 23.2% ROAE that favorably compares to the averages of 13.0% and 17.4% attained by the local industry (Ex — Banco de Chile) and our peers, respectively.

Net Income: 4th Quarter 2012

On a quarterly basis, we posted a record net income of Ch$138 billion in the 4Q12 that is 38% above the figure reached in the 4Q11 and the last quarter as well. This unparalleled performance in the quarter had mainly to do with:

•                  A loan portfolio whose growth has been focused on the retail segment, especially in the second half of 2012.

•                  Greater average balances of current accounts and demand deposits that are not interest bearing and enhance our funding structure.

•                 Better results from the trading of fixed-income securities based on a proactive management of our investment portfolio.

These factors were partly offset by:

•                  An increase in loan loss provisions that comprised a loan portfolio sale and countercyclical provisions set in the 4Q11.

•                  Greater — though controlled — operating expenses, demonstrating gains in efficiency associated with a greater business scale and a large distribution network.

As a result of the above, we sharply increased our ROAE from 20.4% in the 4Q11 to 25.8% in the 4Q12 and by a similar difference with respect to the 3Q12. Also, in the 4Q12 we remained the most profitable bank in Chile and, similarly, we reached the highest market share in net income by recording a stake of 27.9% during the quarter.

KEY YEARLY  FIGURES

(In billions of Ch$, except for %)

Notes:

(1)           ROAE excludes provisions for minimum dividends.

KEY QUARTERLY  FIGURES

(In billions of Ch$, except for %)

Notes:

(1)           ROAE excludes provisions for minimum dividends.

Banco de Chile

Operating Revenues: 2012 — Year End

A 9.7% annual growth in our operating revenues was an important driver for the yearly increase posted in net income. The behavior of the operating revenues during 2012 was a combination of:

•                  A 13.8% YoY growth in average loans, mainly steered by a higher expansion in retail (+17.1% YoY in average loans) than in wholesale (+10.5% YoY in average loans), as well as a slight upsurge in spreads.

•                  A 10.5% YoY rise in our average balances of current accounts and demand deposits, together with a monetary policy interest rate that averaged 5.0% in 2012 as compared to the 4.7% recorded in 2011, all of which had a positive impact in our cost of funding.

•                  The accounting of a realized loss (Ch$42.5 billion) in 2011 due to the sale of a non-performing corporate loan portfolio.

•                 Approximately Ch$15 billion of additional revenues from trading activities in 2012 as compared to 2011, based on a successful management of our Treasury under favorable market forces.

The above factors were partly counterbalanced by:

•                  A lower inflation in 2012 that translated into a 2.5% YoY UF variation as compared to the 3.9% recorded in 2011, which hit the contribution of our UF net asset position.

•                  A flatter yield curve that reduced the possibilities for term gapping.

•                  A negative exchange rate effect caused by a 9.0% Ch$ appreciation in 2012 vis-a-vis the 10.2% Ch$ depreciation in 2011, which entailed a loss in the hedge of US$-denominated loan loss provisions.

•                  Roughly Ch$10 billion of lower gains from the accrual of our AFS portfolio, mostly due to lower inflation.

All in all, our NIM was 4.62% in 2012 that represented a 26 bp. drop from the 2011’s figure and was mostly explained by lower inflation.

Operating Revenues: 4th Quarter 2012

On a quarterly basis, our operating revenues totaled Ch$373 billion in the 4Q12, which entails a 31.3% rise as compared to the Ch$284 billion posted a year earlier. The main factors that upheld this rise, were:

•                  A 7.9% YoY growth in our average balances of total loans, mainly related to a 14.0% increment posted by our average balances of retail banking loans.

•                  A 7.6% YoY rise in average balances of current accounts and demand deposits, supported by our leading position in individuals.

•                  A realized loss of Ch$42.5 billion accounted in the 4Q11 as a result of a loan portfolio sale (with a similar effect on loan loss provisions).

•                  Fees and commissions that remained strong as an alternative revenue source by posting an 8.7% YoY rise, based on greater fees related to credit-restructuring, insurance brokerage and transactional services (credit cards, checking accounts, ATMs, etc.).

•                  Approximately Ch$7 billion of greater results from the trading of fixed-income and derivatives securities in the 4Q12.

The above factors were partly counterbalanced by slightly lower inflation (measured as UF variation) in the 4Q12 (1.1%) as compared to the 4Q11 (1.3%) that translated into lower contribution from our UF net asset exposure.

As a result, in the 4Q12 our NIM posted an 11 bp. drop as compared to a year earlier. Instead, due to the effect of the previously mentioned loan portfolio sale (accounted in the 4Q11), our net financial margin posted a 93 bp rise in the 4Q12 as compared to the 4Q11.

KEY YEARLY FIGURES

(In billions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	2011	2012	YoY Chg.
Net Interest Income	871,320	952,838	9.4%
Net Fees and Commissions	308,773	307,257	(0.5)%
Net Financial Operating Income	26,927	24,747	(8.1)%
Foreign Exchange Transactions	(7,973)	35,136	—
Other operating income	24,735	22,061	(10.8)%
Total Operating Revenues	1,223,782	1,342,039	9.7%
Net Financial Margin	4.98%	4.91%	(7	)bp
Net Interest Margin	4.88%	4.62%	(26	)bp

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	4Q11	4Q12	YoY Chg.
Net Interest Income	235,431	268,154	13.9%
Net Fees and Commissions	73,584	80,020	8.7%
Net Financial Operating Income	(34,047)	8,981	—
Foreign Exchange Transactions	3,675	10,307	180.5%
Other operating income	5,473	5,720	4.5%
Total Operating Revenues	284,116	373,182	31.3%
Net Financial Margin	4.53%	5.45%	+93	bp
Net Interest Margin	5.20%	5.09%	(11	)bp

Banco de Chile

Loan Loss Provisions: 2012 — Year End

Our loan loss provisions totaled Ch$188 billion in 2012, 50.7% above the last year’s figure. Although this increment seems to be significant, it is the result of both core business and one-off effects, as stated below:

•                  A one-off allowance release of Ch$44.0 billion in 2011, due to the sale of a non-performing loan portfolio. This determines a low basis for comparison.

•                  A volume effect related to a 13.8% annual growth in average loans, along with a mix effect due to a higher expansion in retail banking (17.1% YoY increase in average balances) than in wholesale banking (10.5% YoY rise in average balances).

•                  A moderate credit quality deterioration that was especially related to our retail segment since the 4Q11 and until the 2Q12. This trend was explained by social rather than economic forces and led us to be even more cautious in managing our growth by tightening the credit assessment and enhancing our collection procedures.

The above was partly offset by:

•                  Countercyclical provisions of ~Ch$24.1 billion set in 2011 that compare to ~Ch$2.3 billion established in 2012.

•                  An exchange rate effect on our loan loss provisions linked to US$-denominated loans as the Ch$ appreciated by 9.0% in 2012 as compared to 2011 when it depreciated by 10.2%.

Finally, worth mentioning is that during 2012 we were able to maintain outstanding credit quality ratios — the best in the industry — by recording LLPs of 1.04%, delinquencies of 0.97% and a coverage of 2.35x. Thus, we outperformed the industry (Ex — Banco de Chile), which recorded LLPs of 1.35%, delinquencies of 2.45% and coverage of 0.93x.

Loan Loss Provisions: 4th Quarter 2012

For the 4Q12, our loan loss provisions amounted to Ch$51 billion, which represents a significant rise as compared to the 4Q11. Nevertheless, the variance is influenced by some of the previously unveiled effects.

In fact, the 4Q11 represents a low basis for comparison as the total amount of loan loss provisions shrank due to an allowance release of Ch$44.0 billion, caused by a non-performing loan portfolio sale. This effect was partly offset by the recognition of countercyclical provisions that amounted to ~Ch$22.5 billion in the same quarter.

The above means that the recurrent amount of loan loss provisions should have totaled ~Ch$37.9 billion in the 4Q11, which entails a 27.5% YoY increase in the 4Q12 as compared to a year earlier. This variation had mainly to do with formerly addressed factors, as follows:

•                  2011 was characterized by low credit risk amid a vigorous local economy that was turning into a moderate deterioration in credit quality by the end of the year, peaking in the 2Q12. This issue led us to be more conservative in provisioning and granting loans, especially consumer credits.

•                  The previously mentioned was amplified by a change in our commercial mix that became more oriented to growing in retail rather than wholesale loans.

All in all, we maintained consistent and excellent credit quality indicators as compared to the industry and among our peers. Also, in the 4Q12 our ratios kept in line with the annual figures, demonstrating a consistent trend.

KEY YEARLY FIGURES

(In billions of Ch$, except for %)

Allowances and Provisions for Loan Losses

(in millions of Ch$)	2011	2012	YoY Chg.
Allowances for Loan Losses
Initial Allowances	376,986	384,490	2.0%
Charge-offs	(134,010)	(182,733)	36.4%
Provisions established, net	141,514	225,678	59.5%
Final Allowances	384,490	427,435	11.2%
Provisions for Loan Losses
Provisions Established	(141,514)	(225,678)	59.5%
Prov. Financial Guarantees	(5,615)	(1,204)	(78.6)%
Additional Provisions	(24,052)	(2,271)	(90.6)%
Recoveries	46,341	40,963	(11.6)%
Provisions for Loan Losses	(124,840)	(188,190)	50.7%

Credit Quality Ratios	2011		2012		YoY Chg.
Allowances / Total loans	2.21%		2.28%		+7	bp
Allowances / Total Past Due	2.15	x	2.35	x	0.20	x
Provisions / Avg. Loans	0.79%		1.04%		+25	bp
Charge-offs / Avg. Loans	0.84%		1.01%		+17	bp
Total Past Due / Total Loans	1.03%		0.97%		(6	)bp
Recoveries / Avg. Loans	0.29%		0.23%		(7	)bp

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances & Provisions for Loan Losses

(in millions of Ch$)	4Q11	4Q12	YoY Chg.
Allowances for Loan Losses
Initial Allowances	412,522	412,050	(0.1)%
Charge-offs	(39,067)	(45,781)	17.2%
Provisions established, net	11,035	61,166	454.3%
Final Allowances	384,490	427,435	11.2%
Provisions for Loan Losses
Provisions Established	(11,035)	(61,166)	454.3%
Prov. Financial Guarantees	2,819	1,563	(44.6)%
Additional Provisions	(22,480)	(2,271)	(89.9)%
Recoveries	14,244	11,268	(20.9)%
Provisions for Loan Losses	(16,452)	(50,606)	207.6%

Credit Quality Ratios	4Q11		4Q12		YoY Chg.
Allowances / Total loans	2.21%		2.28%		+7	bp
Allowances / Total Past Due	2.15	x	2.35	x	0.20	x
Provisions / Avg. Loans	0.38%		1.09%		+71	bp
Charge-offs / Avg. Loans	0.91%		0.99%		+8	bp
Total Past Due / Total Loans	1.03%		0.97%		(6	)bp
Recoveries / Avg. Loans	0.33%		0.24%		(9	)bp

Banco de Chile

Operating Expenses: 2012 — Year End

In line with our strategic priorities, during 2012 the operating expenses remained under control and aligned with our business growth. Therefore, we posted a 3.3% YoY rise in the cost base (slightly above inflation), from Ch$614 billion in 2011 to Ch$634 billion in 2012. Among the factors that explained this change, we can mention:

•                  Personnel expenses that — adjusted by extraordinary effects — posted a 5.9% YoY rise, mainly fostered by a salary increase that resulted from the collective bargaining of 2011 and an expansion of our workforce, especially in collection duties. Regarding the extraordinary effects, during 2011 we incurred a special bonus to our staff by ~Ch$28.1 billion due to the completion of the collective bargaining process, which compares to extraordinary bonuses granted this year by ~Ch$4.0 billion and ~Ch$2.1 billion as compensation for our performance and due to collective bargaining processes in two of our subsidiaries, respectively.

•                  Administrative expenses that grew 7.6% YoY, mainly steered by greater expenses related to our distribution network (+Ch$5.2 billion YoY), additional IT expenses (+Ch$4.4 billion YoY) associated with diverse IT developments (improvements to our datacenters and new online services), and greater marketing costs (+Ch$4.1 billion YoY) intended to enhance our brand recognition and support product-launching campaigns.

•                  Other operating expenses that rose 19.2% YoY, prompted by greater operational charge-offs associated with the implementation of a new online checking account platform.

Taken as a whole, our efficiency ratio showed a YoY improvement of 293 bp, from 50.2% in 2011 to 47.2% in 2012.

Operating Expenses: 4th Quarter 2012

In the 4Q12 our cost base amounted to Ch$162 billion, surpassing the last year figure by only 3.8%. Once again, this YoY variation seems to be in line with a growing business activity, but it is also influenced by the following specific factors:

•                  Personnel expenses that went up by 5.5% YoY as a result of the salary increase triggered by the collective bargaining of 2011, a greater headcount associated with reinforced collection activities and an extraordinary bonus of ~Ch$4.0 billion granted to our staff in the 4Q12 as a result of the remarkable performance in 2012.

•                  Administrative expenses and Other Operating Expenses that jointly increased by 3.0% YoY, from Ch$71.9 billion in the 4Q11 to Ch$74.0 billion in the 4Q12. This variation was mainly explained by: greater IT expenses, additional marketing expenses incurred in brand-supporting actions and promoting the launch of new services (e.g. ‘Caja Chile’ and ‘Microenterprises Banking’), and further expenses tied to our distribution network, mostly related to rentals.

As for efficiency, our cost-to-income ratio improved significantly in the 4Q12 as compared to 4Q11, which involves certain extraordinary effects, although they do not change the general conclusion about it.

KEY YEARLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	2011	2012	YoY Chg.
Personnel expenses	(316,991)	(312,065)	(1.6)%
Administrative expenses	(229,919)	(247,459)	7.6%
Depreciation and Amort.	(30,711)	(30,957)	0.8%
Impairments	(631)	(899)	42.5%
Other Oper. Expenses	(35,596)	(42,439)	19.2%
Total Oper. Expenses	(613,848)	(633,819)	3.3%

Additional Information	2011	2012	YoY Chg.
Efficiency Ratios
Op. Exp. / Op. Rev.	50.2%	47.2%	(293	)bp
Op. Exp. / Avg. Assets	3.0%	2.8%	(19	)bp
Headcount
Headcount (#)	14,129	14,581	+452
Branches (#)	441	434	(7)

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	4Q11	4Q12	YoY Chg.
Personnel expenses	(76,271)	(80,433)	5.5%
Administrative expenses	(61,963)	(71,411)	15.2%
Depreciation and Amort.	(7,726)	(7,690)	(0.5)%
Impairments	(627)	(251)	(60.0)%
Other Oper. Expenses	(9,891)	(2,577)	(73.9)%
Total Oper. Expenses	(156,478)	(162,362)	3.8%

Additional Information	4Q11	4Q12	YoY Chg.
Efficiency Ratios
Op. Exp. / Op. Rev.	55.1%	43.5%	(1,157	)bp
Op. Exp. / Avg. Assets	2.9%	2.9%	(1	)bp
Headcount & Branches
Headcount (#)	14,129	14,581	+452
Branches (#)	441	434	(7)

Banco de Chile

Loan Portfolio and Customer Base

Our loan book completed a year of significant growth by following the track record of 2011, with special focus on retail banking that was the main engine of our loan expansion in 2012. Therefore, our loan book amounted to Ch$18.8 trillion in 2012, which entailed an 8.0% YoY growth and resulted in a 19.0%* market share as of Dec. 31, 2012. The forces that supported our business growth were, as follows:

•                  A stellar YoY growth of 16.4% in residential mortgage loans. Over the last two years we have been the most growing bank in this product. This is totally aligned with our focus on retail banking, as this product allows to build long-term relationships with customers. Our strategy has been based on a competitive cost of funding, tailored offers and synergies that loom from the collaborative work between our retail and wholesale divisions. As a result, in 2012 we gained 82 bp.* market share with a stake of 17.2%* and a year-end balance of Ch$4.2 trillion.

•                  Consumer loans that ended the year with a growth of 10.4%, which is a very positive achievement, since we tightened the credit assessment in order to avoid credit quality deterioration. The main leverages for this evolution were our penetration in credit cards (19.4% YoY increase in balances) and the growth in installment loans (8.1% YoY rise in loans). Overall, we ended 2012 with a 22.0%* market stake and an ending balance of ~Ch$2.8 trillion.

•                  Commercial loans that slowed down by the end of 2012, though they maintained its importance in our loan book by recording a 4.7% YoY rise and a year-end balance of Ch$11.7 trillion that translated into a 19.0%* market share. The slowdown was caused by our commercial decisions intended to maintain a suitable risk-return relationship, mainly in Commercial and Foreign Trade loans.

Loan Portfolio

(In Billions of Ch$, except for %)

BCH’s Market Position

(Market Share as of December 31, 2012)

Loans	Mkt.Sh.*	12mChg.*		Position
Commercial	19.0%	(154	)bp	#1
Mortgage	17.2%	+82	bp	#3
Consumer	22.0%	(29	)bp	#2
Total Loans	19.0%	(79	)bp	#2

*Adjusted by Corpbanca’s operations in Colombia.

Our recent performance is totally consistent with our strategic priorities. In fact, thanks to our expansion in residential mortgage and higher penetration in consumer loans and credits granted to SMEs, we have achieved a 3yr-CAGR of 16.4% in retail banking as compared to an 8.6% attained in wholesale banking. As a result, our loan book has turned into a more retail-oriented portfolio by evolving from a stake of 47.9% in 2009 to 53.0% in 2012. This is a significant achievement for us because it relates not only to our loan balances but also to our customer base and the possibility of increasing the cross-sell, as well as building a recurrent and stable source of revenues.

Actually, the higher importance of our retail banking segment has gone along with an expansion of our customer base at a 3yr-CAGR of 5.9% in individual customers and 6.9% in SMEs. On the other hand, the customers that belong to our wholesale segment posted a 3yr-CAGR of 3.9%. As a result of this strategy, we have been able to create solid non-lending revenues sources, as demonstrated by our cross-sell indicator (non-lending / lending revenues) that has improved from 0.95x in 2009 to 1.23x in 2012, which entails a 29% upturn.

Focus on Retail Segment

(Loan Portfolio Share as of December 31)

BCH’s Customer Base

(In thousands, as of December 31)

Customer	INDIVIDUALS	SMEs	CORPORATE	BCH TOTAL
2009	1,443	57	20	1,520
2010	1,519	61	21	1,601
2011	1,649	67	22	1,738
2012	1,715	70	23	1,807
3Yr CAGR	+5.9%	+6.9%	+3.9%	+5.9%
2012/11	+4.0%	+4.5%	+2.7%	+4.0%

All in all, we served 1.8 million clients as of Dec.31, 2012, which comprises 1.1 million borrowers, 0.7 million current account holders, and/or roughly 0.6 million depositors (time or demand deposit holders). We believe there is room to grow, especially in those segments that are not comprehensively covered by the banking industry yet, such as lower and middle income individuals and Microenterprises. That is our aim and we are already working on it through our consumer division.

Banco de Chile

Funding Structure

2012 was a year of funding diversification for us. In fact, our Treasury was proactive enough in taking advantage of convenient market conditions and our own strengths, such as the outstanding international credit rating of ‘A+’ that places us at the top of the LatAm banking industry and supports our condition as safest privately-owned bank in the region.

As a consequence, during 2012 we were very active in placing off-shore bonds in markets such as Hong Kong (~US$165 million) and Peru (~US$29 million), while we became the first LatAm commercial bank in registering a Commercial Paper shelf in USA for an amount of US$1 billion. The latter is a rollover funding source that we have intensively utilized throughout the year.

Also, in the local market we placed more than US$1.2 billion in senior bonds at very attractive risk premiums and issued approximately US$50 million in subordinated bonds.

Furthermore, we remain among market leaders in current accounts and demand deposits (22.1% market share as of Dec. 31, 2012, excluding Corpbanca Colombia), importantly fostered by our predominance in current accounts for individuals (#1 with a 31.0% market stake as of Dec. 31, 2012). These strengths enabled us to have the lowest cost of funding among the main players of the local banking industry.

At this point, we believe that our funding strategy has been functional to our objectives and it has evolved in accordance to our assets, which is demonstrated by our ratio of interest earning assets to interest bearing liabilities that has maintained a flat trend in the last twelve months.

KEY YEARLY FIGURES (In Billions of Ch$, except for %)	INTERNATIONAL RATINGS (Long-Term Foreign Currency)

Banco de Chile

Equity

Our equity amounted to Ch$2,007 billion as of Dec. 31, 2012. This amount entails a 15.4% or Ch$268 billion YoY rise, which relies on:

•                  The capitalization of Ch$58 billion with charge to the 2011’s net income in order to reflect the effect of accumulated inflation on equity (difference between total and distributable earnings).

•                  Ch$74 billion related to the retention of 30% of our 2011’s net distributable earnings (after paying the stake of shares pledged to the Central Bank and held by SM-Chile A series to the former).

•                  The exercising (as of Dec. 31, 2012) of 1,861,179,156 options by our shareholders in the ordinary preemptive rights offering period (OPOP) of our capital increase. The exercise price was set at $64 per share by our Board of Directors, which translated into ~Ch$119 billion of further capital as of Dec. 31, 2012.

•                  Worth noting is that the OPOP was completed on Jan. 03, 2013, when 2,504,355,648 options (94% out of a total of 2,659,987,126 shares available for this stage) were exercised, which translated into ~Ch$160 billion. The second stage or special preemptive rights offering period (SPOP) - that involves the offering of 1,279,502,316 Chile-T shares - is still in progress but it had already raised Ch$49 billion approximately (773,056,261 shares) as of January 31, 2013.

In terms of our capital adequacy, the shares subscribed until Dec. 31, 2012 allowed us to improve our BIS ratio by 31 bp. as compared to the 12.9% recorded as of Dec. 31, 2011. This is actually one of the drivers for this equity offering and it is being achieved. Similarly, our Tier-I ratio improved by approximately 81 bp. as compared to a year earlier.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Dec-11	Dec-12	YoY Chg.
Capital & Reserves
Capital	1,436.1	1,629.1	13.4%
Reserves	119.5	177.6	48.6%
Other accounts	(2.1)	18.9	—
Earnings
Retained Earnings	16.4	16.4	0.0%
Income for the Period	428.8	465.8	8.6%
Provisions for Min. Dividends	(259.5)	(300.8)	15.9%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	1,739.2	2,007.0	15.4%

Capital Adequacy Ratios	Dec-11	Dec-12	YoY Chg.
Shareholders Equity / Assets(1)	8.0%	8.6%	+63	bp
Tier I (Basic Capital) / Assets(1),(2)	6.9%	7.3%	+48	bp
Tier I (Basic Capital) / RWA(2),(3)	8.9%	9.7%	+81	bp
BIS (Total Capital / RWA)(3),(4)	12.9%	13.2%	+31	bp

(1) “Assets” refers to Bank’s Total Assets.

(2) “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3) “RWA” stands for Risk-Weighted Assets.

(4) “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Banco de Chile: Results by Business Segments

Retail Banking: 2012 — Year End

Although our Retail Banking segment posted a 4.6% YoY decrease in income before income tax, the business drivers showed an important growth. Therefore, the annual drop in results is principally due to greater loan loss provisions, set principally in the first semester of 2012 but with a sliding trend towards the end of the year. This is clear when analyzing the 4Q12’s loan loss provisions growth vis-à-vis the expansion in revenues. Hence, the segment’s performance may be explained by:

•                  Loan loss provisions that rose by 61.4%, due to: (i) a low basis for comparison, since 2011 demonstrated historical low levels of credit risk prompted by the economic cycle, (ii) a tempered deterioration in credit quality in the 1H12, related to social rather than economic forces, which led us to be more conservative in provisioning, and (iii) the penetration in consumer lending, especially in credit cards (+19.6% YoY) and installment loans (+7.9% YoY).

•                  Operating expenses that increased by 7.0% YoY, mainly steered by greater personnel expenses due to both a rise in headcount and also a salary increase as compared to 2011.

•                  All of the above was partly offset by operating revenues that went up 11.1% YoY. This variation was caused by: (i) a 17.1% YoY rise in average loans, (ii) a 10.8% YoY growth in average demand deposits amid a scenario of slightly higher nominal interest rates, and (iii) net fees that surged by 5.5% due to higher activity in transactional services (checking accounts and payment channels), strongly tied to the economic cycle. These positive issues surpassed the effect of lower inflation on the segment’s UF net asset position.

Banco de Chile: Results by Business Segments

Retail Banking: 4th Quarter 2012

On a quarterly basis, our Retail Banking segment posted a 13.7% YoY increase in income before income tax, from Ch$71 billion in the 4Q11 to Ch$81 billion in the 4Q12. This QoQ performance was triggered by:

•                  Operating revenues that climbed 14.8%, from Ch$204 billion in the 4Q11 to Ch$234 billion in the 4Q12. This variance was mostly explained by: (i) average loans that went up 14.0%, (ii) average demand deposits that increased by 9.6% and more than offset the effect of a slightly lower monetary policy interest rate, and (iii) fees that rose by 9.1%, steered by higher use of transactional services (such as credit cards, checking accounts, ATMs and insurance brokerage), in line with the trend for the full year.

•                  The above was partly offset by loan loss provisions that went up 42.8% or ~Ch$11 billion. This is aligned with our higher penetration in consumer products, such as credit cards and installment loans, but also with the trend observed in the whole industry that was associated with higher credit risk in consumer loans and translated into past-due ratios that peaked in the 2Q12 and prompted a more conservative provisioning.

•                  Furthermore, operating expenses increased by 6.8%, which had to do with a growing commercial activity, additional marketing and IT expenses associated with the implementation of new services (Caja Chile and Microenterprises Banking), and — into a lesser extent — greater expenses related to our distribution network.

KEY YEARLY FIGURES

Retail Banking	2011	2012	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	2,125.0	2,449.1	15.3%
Residential Mortgage Loans	3,598.6	4,190.2	16.4%
Consumer Loans	2,557.2	2,818.1	10.2%
Total Loans	8,280.8	9,457.4	14.2%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	589,040	664,861	12.9%
Net Fees and Commissions	169,296	178,569	5.5%
Other Operating Income	15,478	16,628	7.4%
Total Operating Revenues	773,814	860,058	11.1%
Provisions for Loan Losses	(111,242)	(179,524)	61.4%
Operating Expenses	(398,338)	(426,037)	7.0%
Other	2,252	(288)	—
Income before income tax	266,485	254,209	(4.6)%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

KEY QUARTERLY FIGURES

Retail Banking	4Q11	4Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	2,125.0	2,449.1	15.3%
Residential Mortgage Loans	3,598.6	4,190.2	16.4%
Consumer Loans	2,557.2	2,818.1	10.2%
Total Loans	8,280.8	9,457.4	14.2%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	158,970	183,009	15.1%
Net Fees and Commissions	41,192	44,932	9.1%
Other Operating Income	3,798	6,236	64.2%
Total Operating Revenues	203,960	234,177	14.8%
Provisions for Loan Losses	(28,988)	(41,383)	42.8%
Operating Expenses	(103,895)	(110,915)	6.8%
Other	349	(672)	—
Income before income tax	71,426	81,208	13.7%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

Banco de Chile: Results by Business Segments

Wholesale Banking: 2012 — Year End

Our Wholesale Banking segment posted a 38.0% YoY increase in income before income tax in 2012. However, worth noting is this annual variation comprises some extraordinary effects that is important to mention. Thus, this performance is explained by:

•                  Operating revenues that grew 13.8% YoY (~Ch$40 billion), mainly supported by: (i) the recognition of a realized loss by Ch$42.5 billion in 2011 due to the sale of a non-performing loan portfolio (with a similar positive impact on loan loss provisions), (ii) average loans and average demand deposits that increased by 10.5% YoY and 10.2% YoY, respectively, and (iii) a rise of 8.4% in net fees, related to greater commissions from credit-restructuring. These factors allowed us to more than offset the effect of lower inflation.

•                  A 36.0% drop in loan loss provisions that comprised an allowance release of Ch$44.0 billion in 2011 (related to a non-performing loan portfolio sale). Also, worth noting are the countercyclical allowances set in 2011 that translated into a charge of ~Ch$17.6 billion for the segment. Once these effects are isolated, the loan loss provisions scale down by roughly Ch$30 billion YoY, which is explained in approximately 30% by the deterioration of a specific customer’s risk profile in 2011.

•                  A 9.5% YoY decline in operating expenses that was mainly fostered by lower expenses associated with personnel, due to the special bonus granted to our staff in 2011 once we completed the collective bargaining process, as well as lower overhead expenses in 2012 as compared to 2011.

Banco de Chile: Results by Business Segments

Wholesale Banking: 4th Quarter 2012

In the 4Q12 the Wholesale Banking segment posted a significant 131.9% upsurge in income before income tax as compared to the 4Q11, which represents approximately Ch$35 billion. However, this performance is influenced by recurrent, as well as one-off effects, as follows:

•                  On the one hand, the segment’s operating revenues climbed by approximately Ch$50 billion, which comprised: (i) a tempered increase in the income from loans and deposits, in line with a moderate rise (4Q12 vis-à-vis 4Q11) in average balances, (ii) greater commissions, especially those associated with credit-restructuring, and (iii) the one-off effect of a realized loss by Ch$42.5 billion (due to a loan portfolio sale) accounted under other operating income. By excluding the latter, the segment’s total operating revenues should have posted an increase of approximately 8.8% (~Ch$7.7 billion).

•                  On the other hand, the segment’s loan loss provisions include some embedded effects in the 4Q11, such as a release of Ch$44.0 billion due to a loan portfolio sale and the establishment of countercyclical provisions by approximately Ch$16.9 billion in that quarter. Thus, as long as these extraordinary effects are isolated, the amount of loan loss provisions would have declined by approximately Ch$7.1 billion in the 4Q12 as compared to the 4Q11.

•                  Operating expenses that scaled down by 17.3% or ~Ch$5.4 billion due to a lower cost allocation in the 4Q12 as compared to the 4Q11.

KEY YEARLY FIGURES

Wholesale Banking	2011	2012	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	8,665.2	8,790.9	1.5%
Residential Mortgage Loans	8.8	8.5	(4.2)%
Consumer Loans	8.5	13.4	58.3%
Total Loans	8,682.5	8,812.8	1.5%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	247,471	252,009	1.8%
Net Fees and Commissions	33,342	36,130	8.4%
Other Operating Income	1,181	32,865	2682.8%
Total Operating Revenues	281,994	321,004	13.8%
Provisions for Loan Losses	(10,541)	(6,751)	(36.0)%
Operating Expenses	(129,654)	(117,365)	(9.5)%
Other	710	(228)	—
Income before income tax	142,509	196,660	38.0%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

KEY QUARTERLY FIGURES

Wholesale Banking	4Q11	4Q12	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	8,665.2	8,790.9	1.5%
Residential Mortgage Loans	8.8	8.5	(4.2)%
Consumer Loans	8.5	13.4	58.3%
Total Loans	8,682.5	8,812.8	1.5%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	67,387	70,345	4.4%
Net Fees and Commissions	8,522	11,685	37.1%
Other Operating Income	(31,575)	12,485	—
Total Operating Revenues	44,334	94,515	113.2%
Provisions for Loan Losses	13,381	(6,661)	—
Operating Expenses	(31,273)	(25,860)	(17.3)%
Other	111	(421)	—
Income before income tax	26,553	61,573	131.9%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

Banco de Chile: Results by Business Segments

Treasury: 2012 — Year End

Amid an unfavorable inflation scenario, our Treasury was very proactive in managing our balance sheet gaps and investment portfolio, taking advantage of specific market opportunities to make profits. Thus, in 2012 our Treasury posted a 10.5% YoY increase in income before income tax. This variation was mainly supported by a 3.7% YoY increase in operating revenues that, in turn, is explained by:

•                  Greater results from trading of fixed-income and derivative securities as a result of a proactive management of our Treasury that involved taking advantage of windows of opportunity during the year.

•                  The above was partly offset by lower results from our available for sale portfolio due to the effect of lower inflation on the fixed-income securities, most of them denominated in UF.

Also, based on a decrease in international risk premiums associated with less jittery financial markets, we accumulated net unrealized gains of approximately Ch$26 billion that favorably compares to the net unrealized loss of Ch$10 billion recorded a year earlier.

In terms of the investment portfolio, it reflects a 13.5% YoY decrease that is mainly explained by sales of short-term securities issued by the Chilean Central Bank.

Banco de Chile: Results by Business Segments

Treasury: 4th Quarter 2012

Our Treasury recorded an increase of approximately Ch$6.6 billion in income before income tax in the 4Q12 as compared to the 4Q11. This important increment was mainly supported by:

•                  A positive carry effect on derivatives due to the USD/CLP interest rate gap.

•                  Lower liquidity reserves due to the decrease in our net trading position.

•                  The above was amplified by a 4Q11 that represented a low basis for comparison in terms of revenues from trading, as a result of increasing interest rates that impacted our net asset position in derivatives.

Finally, the quarterly OCI posted a significant increment from the net unrealized loss in the 4Q11. The variation of approximately Ch$5.1 billion has mainly to do with improved issuer risk ratings in some of the securities denominated in foreign currency and held in our available for sale portfolio, which boosted the mark-to-market of those instruments.

KEY YEARLY FIGURES

Treasury Division	2011	2012	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	73.0	69.1	(5.3)%
Available for Sale Instruments	1,468.9	1,264.4	(13.9)%
Securities Portfolio	1,541.9	1,333.5	(13.5)%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	20,460	18,356	(10.3)%
Net Fees and Commissions	(536)	(512)	(4.5)%
Other Operating Income	11,508	14,746	28.1%
Total Operating Revenues	31,432	32,590	3.7%
Provisions for Loan Losses	(964)	(21)	(97.8)%
Operating Expenses	(10,204)	(10,164)	(0.4)%
Other	—	(18)	—
Income before income tax	20,264	22,387	10.5%
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(9,901)	26,229	—

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

KEY QUARTERLY FIGURES

Treasury Division	4Q11	4Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	73.0	69.1	(5.3)%
Available for Sale Instruments	1,468.9	1,264.4	(13.9)%
Securities Portfolio	1,541.9	1,333.5	(13.5)%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	4,820	9,350	94.0%
Net Fees and Commissions	(128)	(149)	16.4%
Other Operating Income	(740)	3,172	—
Total Operating Revenues	3,952	12,373	213.1%
Provisions for Loan Losses	(22)	(105)	377.3%
Operating Expenses	(2,124)	(3,778)	77.9%
Other	—	(39)	—
Income before income tax	1,806	8,451	367.9%
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(3,402)	1,705	—

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

Banco de Chile: Results by Business Segments

Subsidiaries: 2012 — Year End

As a whole, our subsidiaries were not able to lengthen the positive performance of 2011. Thus, the segment ended 2012 with a 21.3% YoY decrease in income before income tax, which is mostly explained by a 4.1% decrease in operating revenues and operating expenses that surged by 7.5%, due to the following factors:

•                  A 10.7% YoY decrease (~Ch$12.5 billion) in net fees and commissions, mainly as a result of lower activity in both securities brokerage and mutual funds management, in line with investors that withdrew their savings from stock markets, looking for haven in fixed-income. As a result, our fees from securities brokerage decreased by ~Ch$11 billion, whereas commissions from mutual funds declined by ~Ch$8 billion, which is aligned with a 36% shrink in stock trading turnover and portfolios that were rebalanced towards fixed-income, respectively. These effects were partly offset by greater commissions from insurance brokerage, financial advisory services and collection services (~Ch$5 billion as a whole).

•                  The above was partly offset by greater net interest income in our Factoring subsidiary, mainly due to the positive effect of a lower inflation on the company’s UF net liability position.

•                  Finally, collective bargaining processes carried out by two of our subsidiaries and a headcount increase for collection activities translated into a 7.5% YoY rise in operating expenses.

Banco de Chile: Results by Business Segments

Subsidiaries: 4th Quarter 2012

On a quarterly basis our subsidiaries recorded an income before income tax of Ch$7.9 billion in the 4Q12, which is ~Ch$4.0 billion below the figure posted in the 4Q11. This performance was mainly explained by:

•                  Lower net income of approximately Ch$2.0 billion in our Securities Brokerage subsidiary, which is mainly explained by a decrease of roughly 45.9% in stock trading turnover on the 4Q12 as compared to the 4Q11.

•                  A decrease of approximately Ch$1.0 billion in the net income of our Mutual Funds subsidiary. Despite a 10.0% increase in funds’ participants and a 3.6% rise in AUM, the gross margin of the company dropped by 8.0% (~Ch$0.5 billion) in the 4Q12 as compared to the 4Q11, which is mostly explained by investors that have rebalanced their portfolios — towards fixed-income — in order to assure a more convenient risk-return relationship, amid underperforming stock markets.

•                  A decline of roughly Ch$0.7 billion in our Factoring subsidiary’s net income, as a result of opposing forces. On the one hand, the company posted greater operating revenues by Ch$0.7 billion, backed by a 36.2% increase in average loans. On the other hand, the subsidiary recorded greater loan loss provisions by Ch$1.5 billion, related to a volume effect associated with loan growth.

KEY YEARLY FIGURES

Subsidiaries	2011	2012	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	228.8	123.6	(46.0)%
Securities Portfolio	228.8	123.6	(46.0)%
Loans to Customers (Billions of Ch$)
Commercial Loans	414.6	491.6	18.6%
Total Loans	414.6	491.6	18.6%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	4,204	6,177	46.9%
Net Fees and Commissions	116,955	104,490	(10.7)%
Other Operating Income	27,511	31,857	15.8%
Total Operating Revenues	148,670	142,524	(4.1)%
Provisions for Loan Losses	(2,093)	(1,894)	(9.5)%
Operating Expenses	(87,779)	(94,390)	7.5%
Other	338	305	(9.8)%
Income before income tax	59,136	46,545	(21.3)%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

KEY QUARTERLY FIGURES

Subsidiaries	4Q11	4Q12	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	228.8	123.6	(46.0)%
Securities Portfolio	228.8	123.6	(46.0)%
Loans to Customers (Billions of Ch$)
Commercial Loans	414.6	491.6	18.6%
Total Loans	414.6	491.6	18.6%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	691	1,183	71.2%
Net Fees and Commissions	26,460	26,545	0.3%
Other Operating Income	7,706	8,140	5.6%
Total Operating Revenues	34,857	35,868	2.9%
Provisions for Loan Losses	(823)	(2,457)	198.5%
Operating Expenses	(22,173)	(25,559)	15.3%
Other	77	46	(40.3)%
Income before income tax	11,938	7,898	(33.8)%

Notes:

Earnings from the management of our balance sheet gap (generated by commercial activities) are allocated within our retail and wholesale business segments.

For purposes of comparison certain line items have been reclassified for the 4Q11 and 2011.

Banco de Chile:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	4Q11	3Q12	4Q12	4Q12	% Change		Dec-11	Sep-12	Dec-12	Dec-12	% Change
	MCh$	MCh$	MCh$	MUS$	4Q12/4Q11	4Q12/3Q12	MCh$	MCh$	MCh$	MUS$	Dec-12/Dec-11
Interest revenue and expense
Interest revenue	435,210	353,345	478,809	998.6	10.0%	35.5%	1,495,529	1,182,658	1,661,467	3,465.2	11.1%
Interest expense	(199,779)	(143,724)	(210,655)	(439.3)	5.4%	46.6%	(624,209)	(497,974)	(708,629)	(1,477.9)	13.5%
Net interest income	235,431	209,621	268,154	559.3	13.9%	27.9%	871,320	684,684	952,838	1,987.3	9.4%
Fees and commissions
Income from fees and commissions	89,882	91,393	97,441	203.2	8.4%	6.6%	367,966	275,326	372,767	777.5	1.3%
Expenses from fees and commissions	(16,298)	(15,728)	(17,421)	(36.3)	6.9%	10.8%	(59,193)	(48,089)	(65,510)	(136.6)	10.7%
Net fees and commissions income	73,584	75,665	80,020	166.9	8.7%	5.8%	308,773	227,237	307,257	640.9	(0.5)%
Net Financial Operating Income	(34,047)	4,429	8,981	18.7	(126.4)%	102.8%	26,927	15,766	24,747	51.6	(8.1)%
Foreign exchange transactions, net	3,675	9,259	10,307	21.5	180.5%	11.3%	(7,973)	24,829	35,136	73.2	(540.7)%
Other operating income	5,473	5,975	5,720	11.9	4.5%	(4.3)%	24,735	16,341	22,061	46.0	(10.8)%
Total Operating Revenues	284,116	304,949	373,182	778.3	31.3%	22.4%	1,223,782	968,857	1,342,039	2,799.0	9.7%
Provisions for loan losses	(16,452)	(40,349)	(50,606)	(105.5)	207.6%	25.4%	(124,840)	(137,584)	(188,190)	(392.5)	50.7%
Operating revenues, net of provisions for loan losses	267,664	264,600	322,576	672.8	20.5%	21.9%	1,098,942	831,273	1,153,849	2,406.5	5.0%
Operating expenses
Personnel expenses	(76,271)	(79,229)	(80,433)	(167.8)	5.5%	1.5%	(316,991)	(231,632)	(312,065)	(650.8)	(1.6)%
Administrative expenses	(61,963)	(60,218)	(71,411)	(148.9)	15.2%	18.6%	(229,919)	(176,048)	(247,459)	(516.1)	7.6%
Depreciation and amortization	(7,726)	(7,743)	(7,690)	(16.0)	(0.5)%	(0.7)%	(30,711)	(23,267)	(30,957)	(64.6)	0.8%
Impairments	(627)	(518)	(251)	(0.5)	(60.0)%	(51.5)%	(631)	(648)	(899)	(1.9)	42.5%
Other operating expenses	(9,891)	(11,901)	(2,577)	(5.4)	(73.9)%	(78.3)%	(35,596)	(39,862)	(42,439)	(88.5)	19.2%
Total operating expenses	(156,478)	(159,609)	(162,362)	(338.6)	3.8%	1.7%	(613,848)	(471,457)	(633,819)	(1,321.9)	3.3%
Net operating income	111,186	104,991	160,214	334.2	44.1%	52.6%	485,094	359,816	520,030	1,084.6	7.2%
Income attributable to affiliates	537	(17)	(1,086)	(2.3)	(302.2)%	6288.2%	3,300	857	(229)	(0.5)	(106.9)%
Income before income tax	111,723	104,974	159,128	331.9	42.4%	51.6%	488,394	360,673	519,801	1,084.1	6.4%
Income tax	(12,135)	(5,188)	(21,188)	(44.2)	74.6%	308.4%	(59,588)	(32,762)	(53,950)	(112.5)	(9.5)%
Net Income for the period	99,588	99,786	137,940	287.7	38.5%	38.2%	428,806	327,911	465,851	971.6	8.6%
Non-Controlling interest	1	1	0	0.0	(100.0)%	(100.0)%	1	1	1	0.0	0.0%
Net Income attributable to bank’s owners	99,587	99,785	137,940	287.7	38.5%	38.2%	428,805	327,910	465,850	971.6	8.6%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$479.47 for US$1.00 as of December 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-11	Sep-12	Dec-12	Dec-12	% Change
	MCh$	MCh$	MCh$	MUS$	Dec-12/Dec-11	Dec-12/Sep-12
ASSETS
Cash and due from banks	881,146	610,396	684,925	1,428.5	(22.3)%	12.2%
Transactions in the course of collection	373,639	409,937	396,611	827.2	6.1%	(3.3)%
Financial Assets held-for-trading	301,771	341,668	192,724	402.0	(36.1)%	(43.6)%
Receivables from repurchase agreements and security borrowings	47,981	46,830	35,100	73.2	(26.8)%	(25.0)%
Derivate instruments	385,688	381,177	329,497	687.2	(14.6)%	(13.6)%
Loans and advances to Banks	648,425	793,033	1,343,322	2,801.7	107.2%	69.4%
Loans to customers, net
Commercial loans	11,204,739	11,637,433	11,731,584	24,467.8	4.7%	0.8%
Residential mortgage loans	3,607,434	4,037,918	4,198,667	8,756.9	16.4%	4.0%
Consumer loans	2,565,620	2,701,043	2,831,514	5,905.5	10.4%	4.8%
Loans to customers	17,377,793	18,376,394	18,761,765	39,130.2	8.0%	2.1%
Allowances for loan losses	(384,490)	(412,050)	(427,435)	(891.5)	11.2%	3.7%
Total loans to customers, net	16,993,303	17,964,344	18,334,330	38,238.7	7.9%	2.1%
Financial Assets Available-for-Sale	1,468,898	1,514,891	1,264,440	2,637.2	(13.9)%	(16.5)%
Financial Assets Held-to-maturity	—	—	—	—	0.0%	0.0%
Investments in other companies	15,418	15,368	13,933	29.1	(9.6)%	(9.3)%
Intangible assets	35,517	33,681	34,290	71.5	(3.5)%	1.8%
Property and Equipment	207,888	207,655	205,189	427.9	(1.3)%	(1.2)%
Current tax assets	1,407	1,629	2,684	5.6	90.8%	64.8%
Deferred tax assets	116,282	127,511	127,143	265.2	9.3%	(0.3)%
Other assets	263,584	290,885	296,878	619.1	12.6%	2.1%
Total Assets	21,740,947	22,739,005	23,261,066	48,514.1	7.0%	2.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$479.47 for US$1.00 as of December 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-11	Sep-12	Dec-12	Dec-12	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-12/Dec-11	Dec-12/Sep-12
Liabilities
Current accounts and other demand deposits	4,895,426	5,001,775	5,470,971	11,410.5	11.8%	9.4%
Transactions in the course of payment	155,424	211,450	159,218	332.1	2.4%	(24.7)%
Payables from repurchase agreements and security lending	223,202	309,049	226,396	472.2	1.4%	(26.7)%
Saving accounts and time deposits	9,282,324	9,947,950	9,612,950	20,049.1	3.6%	(3.4)%
Derivate instruments	429,913	453,291	380,322	793.2	(11.5)%	(16.1)%
Borrowings from financial institutions	1,690,939	1,124,497	1,108,681	2,312.3	(34.4)%	(1.4)%
Debt issued	2,388,341	2,978,444	3,273,933	6,828.2	37.1%	9.9%
Other financial obligations	184,785	147,554	162,123	338.1	(12.3)%	9.9%
Current tax liabilities	4,502	26,222	25,880	54.0	474.9%	(1.3)%
Deferred tax liabilities	23,213	21,329	27,630	57.6	19.0%	29.5%
Provisions	457,938	416,987	504,837	1,052.9	10.2%	21.1%
Other liabilities	265,765	265,914	301,066	627.9	13.3%	13.2%
Total liabilities	20,001,772	20,904,462	21,254,007	44,328.1	6.3%	1.7%
Equity
Belong to the Bank’s Owners
Capital	1,436,083	1,509,994	1,629,078	3,397.7	13.4%	7.9%
Reserves	119,482	177,574	177,574	370.4	48.6%	0.0%
Other comprehensive income	(2,075)	17,570	18,935	39.4	(1012.5)%	7.8%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	34.2	0.0%	0.0%
Income for the period	428,805	327,910	465,850	971.6	8.6%	42.1%
Provisions for minimum dividends	(259,501)	(214,885)	(300,759)	(627.3)	15.9%	40.0%

Non-Controlling Interest	2	1	2	—	0.0%	100.0%
Total equity	1,739,175	1,834,543	2,007,059	4,186.0	15.4%	9.4%
Total Liabilities & Equity	21,740,947	22,739,005	23,261,066	48,514.1	7.0%	2.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$479.47 for US$1.00 as of December 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

Key Performance Ratios	4Q11	3Q12	4Q12	Dec-11	Sep-12	Dec-12
Earnings per Share (1)
Net income per Share (Ch$)	1.15	1.13	1.57	4.93	3.72	5.29
Net income per ADS (Ch$)	687.26	680.06	940.10	2,959.23	2,234.79	3,174.89
Net income per ADS (US$) (2)	1.32	1.43	1.96	5.69	4.71	6.62
Book value per Share (Ch$)	20.00	20.84	22.80	20.00	20.84	22.80
Shares outstanding (Millions)	86,943	88,038	88,038	86,943	88,038	88,038
Profitability Ratios (3)(4)
Net Interest Margin	5.20%	4.01%	5.09%	4.88%	4.46%	4.62%
Net Financial Margin	4.53%	4.27%	5.45%	4.98%	4.72%	4.91%
Fees and commissions / Avg. Interest Earnings Assets	1.62%	1.45%	1.52%	1.73%	1.48%	1.49%
Operating Revenues / Avg. Interest Earnings Assets	6.27%	5.83%	7.08%	6.85%	6.31%	6.51%
Return on Average Total Assets	1.83%	1.77%	2.44%	2.12%	1.97%	2.08%
Return on Average Equity (5)	20.44%	20.09%	25.78%	23.94%	22.29%	23.22%
Capital Ratios
Equity / Total Assets	8.00%	8.07%	8.63%	8.00%	8.07%	8.63%
Tier I (Basic Capital) / Total Assets	6.85%	6.83%	7.33%	6.85%	6.83%	7.33%
Tier I (Basic Capital) / Risk-Wighted Assets	8.88%	8.93%	9.69%	8.88%	8.93%	9.69%
Total Capital / Risk- Weighted Assets	12.91%	12.46%	13.22%	12.91%	12.46%	13.22%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.03%	0.94%	0.97%	1.03%	0.94%	0.97%
Allowance for Loan Losses / Total Past Due	214.91%	239.70%	235.03%	214.91%	239.70%	235.03%
Impaired Loans / Total Loans to Customers	2.88%	3.05%	3.26%	2.88%	3.05%	3.26%
Allowance for Loan Losses / Impaired Loans	76.93%	73.63%	69.92%	76.93%	73.63%	69.92%
Allowance for Loans Losses / Total Loans to Customers	2.21%	2.24%	2.28%	2.21%	2.24%	2.28%
Provision for Loan Losses / Avg. Loans to customers (4)	0.38%	0.88%	1.09%	0.79%	1.02%	1.04%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	55.08%	52.34%	43.51%	50.16%	48.66%	47.23%
Operating Expenses / Average Total Assets (3) (4)	2.88%	2.83%	2.87%	3.03%	2.83%	2.84%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	18,121,057	20,913,612	21,085,461	17,867,129	20,475,269	20,627,817
Avg. Assets (million Ch$)	21,759,416	22,554,522	22,654,971	20,267,708	22,239,454	22,343,333
Avg. Equity (million Ch$)	1,720,423	1,796,722	1,857,737	1,603,482	1,777,829	1,797,806
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,948,694	1,987,100	2,140,200	1,791,333	1,961,208	2,005,956
Avg. Loans to customers (million Ch$)	17,152,113	18,305,165	18,511,465	15,870,478	17,900,072	18,052,920
Avg. Interest Bearing Liabilities (million Ch$)	13,754,087	14,171,661	14,203,636	12,548,034	13,950,701	14,013,935
Risk-Weighted Assets (Million Ch$)	19,584,871	20,551,191	20,709,524	19,584,871	20,551,191	20,709,524
Additional Data
Exchange rate (Ch$)	519.80	474.70	479.47	519.80	474.70	479.47
Employees (#)	14,129	14,567	14,581	14,129	14,567	14,581

Notes

(1) Figures are expressed in nominal Chilean pesos and calculations do not include ‘Chile-T’ series, since it embeds particular economic rights on Banco de Chile’s 2012 results. As of Decemeber 31, 2012 a total of 1,861,179,156 Chile-T shares had been subscribed.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$479.47 for US$1.00 as of December 31, 2012. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chile GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                 Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                 changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5th, 2013

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO